Pacific Life Insurance Company
[700 Newport Center Drive
Newport Beach, CA 92660
(800) 722-4448
www.PacificLife.com]

READ YOUR CONTRACT CAREFULLY

This is a legal contract between you (the “Owner”) and Pacific Life Insurance Company, a stock company. We agree to pay the benefits provided under this Contract, subject to its provisions.

We have issued this Contract in consideration of the Application and Payment of the Initial Purchase Payment.

BENEFITS AND VALUES PROVIDED UNDER THIS CONTRACT MAY BE ON A VARIABLE BASIS. AMOUNTS DIRECTED INTO ONE OR MORE OF THE VARIABLE INVESTMENT OPTIONS WILL REFLECT THE INVESTMENT EXPERIENCE OF THOSE INVESTMENT OPTIONS. THESE AMOUNTS MAY INCREASE OR DECREASE, AND THEIR DOLLAR VALUE IS NOT GUARANTEED. THE DETAILS OF THE VARIABLE PROVISIONS ARE FOUND IN THE “VARIABLE INVESTMENT OPTION PROVISIONS”.

THERE ARE NO WITHDRAWAL CHARGES APPLICABLE TO YOUR CONTRACT. PLEASE REVIEW YOUR CONTRACT SPECIFICATIONS PAGE AND THE CHARGES, FEES AND DEDUCTIONS PROVISIONS CAREFULLY.

Right to Cancel – You may return this Contract within [ten (10)] days, or [thirty (30)] days if a replacement, of receipt. To do so, send it to us or to the financial professional who sold it to you. We will refund the Contract Value as of the date the returned Contract is delivered to us in Good Order, including any fees or charges for applicable taxes that were deducted from the Contract Value.

Signed for the Company at Newport Beach, California, to be effective as of the Contract Date.

PACIFIC LIFE INSURANCE COMPANY

[

President and Chief Executive Officer	Secretary ]

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

Investment Experience Reflected in Benefits

Variable Accumulation Before Annuity Date

Annuities Payable in Fixed and/or Variable Dollar Amounts

Death Benefit Proceeds Payable Before Annuity Date

Non-Participating

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TABLE OF CONTENTS

[

CONTRACT SPECIFICATIONS	3	TRANSFER PROVISIONS	11

DEFINITIONS OF TERMS	4	WITHDRAWAL PROVISIONS	12

GENERAL PROVISIONS	6	BENEFICIARY PROVISIONS	13

PURCHASE PAYMENTS PROVISIONS	8	DEATH BENEFIT PROVISIONS	13

VARIABLE INVESTMENT OPTION PROVISIONS	8	ANNUITY PROVISIONS	15

CONTRACT VALUE PROVISIONS	9	ANNUITY OPTION PROVISIONS	17

CHARGES, FEES AND DEDUCTIONS PROVISIONS	10	ANNUITY OPTION TABLES	18

			]

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DEFINITIONS OF TERMS

In this section, certain terms used throughout this Contract are defined. Other terms may be defined in other parts of this Contract. Defined terms are usually capitalized to provide emphasis.

Account Value – The amount of the Contract Value allocated to an Investment Option.

Address on Record – Your last known address and/or the last known address of an assignee of record. An Address on Record includes a valid mailing address and may include e-mail addresses. It is your responsibility to inform us of any change to the Address on Record. You may not receive important communications if you fail to provide us a valid mailing address.

Age – The actual Age of the Contract Owner(s) and/or Annuitant(s).

Annuitant, Joint Annuitant and Contingent Annuitant – The person whose life expectancy is used to calculate annuity payments. The primary Annuitant is the person on the Contract whose life determines the timing or amount of annuity payments. The term Annuitant also includes the Joint Annuitant. If you add a Joint or Contingent Annuitant, "Annuitant" means the sole surviving Annuitant, unless otherwise stated. The Contingent Annuitant is the person that becomes the Annuitant if the Annuitant dies before the Annuity Date.

Annuity Date (“Annuity Start Date”) – The date annuity payments are scheduled to begin, unless later changed by you, as shown in the Contract Specifications.

Annuity Options – Payment options available upon converting the contract to Annuity payments. Annuity Options are provided in the Annuity Options Provisions.

Beneficiary and Contingent Beneficiary – The person(s) or entity(ies) designated to receive any Death Benefit before the Annuity Date or annuity benefits after the Annuity Date that may become payable. In the event the primary Beneficiary pre- deceases the Contingent Beneficiary, the Contingent Beneficiary will receive any benefits per the Line of Succession provision.

Business Day – Any day on which the value of an amount invested in a Subaccount is required to be determined by applicable law which currently includes each day that the New York Stock Exchange is open for trading. If any transaction or event under this Contract is scheduled to occur on a day that does not exist in a given calendar period, or on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day, unless otherwise stated.

Calendar Year – A one-year period beginning January 1 and ending December 31.

Code – The Internal Revenue Code of 1986, as amended.

Contract Anniversary – The anniversary of the Contract Date occurring each year the Contract remains active.

Contract Date – The date we issued this Contract as shown in the Contract Specifications. Contract years and Contract Anniversaries are measured from the Contract Date.

Contract Value – As of the end of any Business Day, the Contract Value is equal to the sum of the Variable Account Value, any applicable loan account value, and any applicable Fixed Option rider or benefit shown in the Contract Specifications.

General Account – Consists of our assets, other than those allocated to Separate Account A or to any other Separate Account.

Investment Option – A Variable Account and applicable Fixed Option rider or benefit offered under the Contract.

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Net Contract Value – The Contract Value less any contract debt.

Non-Natural Owner – A corporation or other entity with Ownership rights under this Contract.

Non-Qualified Contract – A Contract other than a Qualified Contract that is purchased with after-tax funds.

Notice Date – The day we receive Proof of Death and Instructions for the Death Benefit payment in a form satisfactory to us.

Owner and Joint Owner – The person(s) or entity with all rights to this Contract. If Joint Owners are named, all references to Owner means both Owners.

Purchase Payment(s) – The amount of money paid to fund the Contract. The Initial Purchase Payment and any Subsequent Purchase Payments are Purchase Payments.

Qualified Contract – A Contract that qualifies under the Code as an individual retirement annuity ("IRA") or a Contract purchased under a Qualified Plan that qualifies for special tax treatment under the Code.

Qualified Plan – A retirement plan that receives favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Code.

SEC – Securities and Exchange Commission.

Separate Account or Separate Account A – The Company’s Separate Account, registered as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”).

Service Center(s) – Is the office that administers your Contract. The mailing address of the Service Center at the time you applied for this Contract is shown in the Contract Specifications. We will notify you if the address changes.

Spouse – The Owner’s Spouse or the individual who is treated as the Owner’s Spouse pursuant to federal law.

Subaccount – An investment division of the Separate Account. Each Subaccount, (a "Variable Investment Option" or "Variable Account") invests its assets in a separate series or class of shares of a designated investment company.

Subaccount Annuity Unit (“Annuity Units”) – Used to measure variation in Variable Annuity Payments.

Subaccount Unit – Used to measure the Variable Account Value in that Subaccount.

Unit Value – The value of a Subaccount Unit (“Subaccount Unit Value”) or Subaccount Annuity Unit (“Subaccount Annuity Unit Value”) which is determined each Business Day. The Unit Value of any Subaccount is subject to change on any Business Day. The fluctuations in value reflect investment results and daily deductions for the Mortality and Expense Risk Charge, and Administrative Fee. Changes in Subaccount Annuity Unit Values also reflect an additional adjustment factor for an assumed investment return.

Variable Account (“Variable Investment Option”) – A Subaccount of the Separate Account or any Separate Account of ours under the Contract in which the assets are segregated from the assets in our General Account and from the assets in our other Separate Accounts.

Variable Account Value (“Subaccount Value”) – The aggregate amount of the Contract Value allocated to the Variable Accounts.

We, Us, Our and the Company – Refers to Pacific Life Insurance Company.

You and Your – The Owner(s) of this Contract.

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GENERAL PROVISIONS

Annuity Tax Qualification – This Contract is intended to qualify as an annuity contract for federal income tax purposes. The Contract is interpreted and administered to ensure or maintain such tax qualification.

Assignment – If your Contract is Non-Qualified, you may request to assign all rights and benefits under this Contract by providing us with Instructions. Any request to assign or transfer rights under this Contract may be refused on a non- discriminatory basis for purposes of satisfying applicable laws or regulations. Unless otherwise specified by you, the Assignment is effective on the date the notice is signed, subject to any payments made or actions taken by us prior to our receipt of the notice. We are not responsible for the validity of any Assignment. If the Contract is absolutely assigned, the assignee becomes the Owner. Prior to requesting an Assignment, you should consult with your tax adviser to determine the tax consequences.

Basis of Values – A detailed statement showing how values are determined has been filed with the Interstate Insurance Product Regulation Commission (“IIPRC”). All values are at least equal to those required by the IIPRC Standards.

Claims of Creditors – The Contract Value and other benefits under this Contract are exempt from the claims of creditors to the extent permitted by law.

Conformity with Interstate Insurance Product Regulation Commission (IIPRC) Standards – This Contract was approved under the authority of the IIPRC and issued under the IIPRC Standards. If there is any contract provision that is in conflict with any IIPRC standards in effect as of the date this Contract is approved by the IIPRC, then that provision is amended to conform to the applicable IIPRC standard in effect on the date of such approval.

Contract Modifications – This Contract may be modified by the Company to maintain compliance with applicable state and federal law or Code requirements. Modifications to the Contract can only be made in writing by an authorized officer of the Company. You will be provided with notice of any change affecting your Contract.

Delay of Payments – Generally, we will pay any amounts due from the Contract within seven (7) days after our receipt of the Request in Good Order. Payments or Transfers to or from a Variable Account may be delayed after our receipt of the Request under certain circumstances. These include:

•	A closing of the New York Stock Exchange other than on a regular holiday or weekend;
•	A trading restriction by the SEC; or
•	An emergency declared by the SEC.

We may delay Payments (except for payment of Death Benefits) or Transfers from our General Account (which include payment of the Withdrawal proceeds) for up to six (6) months after the requested effective date of the transaction, as permitted under applicable law. If Payment is delayed, we will credit the delayed amount with any interest required by law. If a Transfer is delayed, we will notify the Owner of the specific date on which the Transfer will be effective, the reason for the delay, and the value of the Transfer as of the date we receive the Request.

If you make any Purchase Payment by check, other than a cashier’s check, we may delay making Payments to you until your check has cleared.

Entire Contract (“Contract”) – This Contract, the attached Application (if any), any Riders, Endorsements and signed amendments constitute the Entire Contract, and supersede any and all prior agreements, whether oral or written about the terms of this Contract and the Application. All statements made in the Application are, in the absence of fraud, representations and not warranties.

Good Order – The standard that we apply when we determine whether an Instruction is satisfactory. An Instruction will be considered in Good Order if it is received at our Service Center: in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such Instruction and complies with all relevant laws and regulations; on specific forms, or by other means we then permit (such as via telephone or electronic transmission); and/or with any signatures and dates as we may require. We will notify you if an Instruction is not in Good Order.

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Incontestability – We will not contest this Contract unless there was a material misrepresentation in the Application (if any) or, when permitted by applicable law in the state of delivery, where the Contract was procured through fraud. If we determine that the Application (if any) contains a material misrepresentation, we will rescind the Contract and return to you the Purchase Payments paid less any Withdrawals taken. No Death Benefit will be paid. After the Contract has been In Force for two years during the Annuitant’s (Owner’s) lifetime, this Contract cannot be contested except if the Contract was procured by fraud.

Minimum Benefits – The benefits under this Contract are not less than the Minimum Benefits required by Section 7 of the NAIC Model Variable Annuity Regulation, Model #250. Such benefits may be changed by investment performance, loans and loan repayments (if applicable), and partial or full Withdrawals.

Misstatement of Age and/or Sex – If the Age and/or sex of the Annuitant or Owner is incorrect, we will base any Death Benefit or annuity payments on the correct Age and/or sex. If annuity payments have started, we will deduct/add the amount of the overpayment/underpayments with interest, at the Misstatement Interest Rate shown in the Contract Specifications, to future payments.

Non-Participating – This Contract is classified as a Non-Participating contract. It does not participate in our profits or surplus, and therefore no dividends are payable.

Ownership – You may exercise all rights available under this Contract without consent, except as otherwise required by law. If there are Joint Owners, both Owners must consent to changes. If your Contract is Non-Qualified, you may request to change Contract Ownership at any time. Any request to change Contract Ownership under this Contract may be refused on a non-discriminatory basis for purposes of satisfying applicable laws or regulations. Any allowable change in Owner will be effective on the date the Request is signed or the date specified by you, subject to any Payments made or actions taken by us prior to our receipt of the notice. The age of any named Owner on the Contract must be equal to or less than the Maximum Issue Age. A change in Ownership may impact benefits under the Contract. Consult with your tax adviser to determine the tax consequences of any Ownership change before taking any action.

Payments, Instructions and Requests – All Purchase Payments, Instructions and Requests must be received by us for processing. They must be received in a form satisfactory to us before market close of the New York Stock Exchange to be processed the same Business Day. Standard market close is 4pm Eastern, Monday through Friday. This excludes certain holidays where the market may be closed or closes early. If any transaction is requested for a day that does not exist in a given calendar month, it will occur on the last day of such month. We will not be liable for any loss, liability, or cost for processing Instructions or Requests submitted to us that we reasonably believe to be genuine.

Proof of Life or Death – We may require proof of life or death for any person whose life or death determines any benefits under this Contract.

Proof of Death may consist of:

•	A certified copy of the death certificate or other
•	Lawful evidence providing equivalent information
•	Each designated recipient’s completed claim form

Reports to Owner(s) – Each year prior to the Annuity Date, we will provide a report with the beginning and ending dates, the Contract Value, the transactions by type, the cash surrender value, amount of any outstanding loans (if applicable), and Death Benefit Amount, if any, at the end of the current report period. The report shall provide current information as of a date not more than four months prior to the date of mailing. Additional reports are available upon request at no charge.

Withholding Taxes – We will withhold any taxes required by federal and state law from the Contract, unless you or the payee provides alternate Instructions allowable under the withholding rules.

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PURCHASE PAYMENTS PROVISIONS

Initial Purchase Payment – This Contract will not be in force until we receive the Initial Purchase Payment and completed Application, if any, in Good Order. The Initial Purchase Payment Amount is shown in the Contract Specifications.

Subsequent Purchase Payments – You may make Subsequent Purchase Payments subject to the Minimum Subsequent Purchase Payment Amount shown in the Contract Specifications before the Annuity Date, while the Owner or Annuitant is living, and this Contract is active. A single Purchase Payment or the aggregate of all Purchase Payments may not exceed the Maximum Aggregate Purchase Payment Amount Without Pacific Life Approval, shown in the Contract Specifications. The aggregate Purchase Payments are based on all the Contracts for which you are either Owner and/or Annuitant.

Purchase Payment Allocation – Prior to the Annuity Date, you may allocate your Purchase Payments to the Investment Options available under this Contract.

You may change the Purchase Payment Allocations by providing us with Instructions in a form satisfactory to us. We will allocate any Purchase Payment according to your most recent Instructions. We may reject any Instructions or Purchase Payments if we cannot determine your allocation Instructions.

Allocations During the Right to Cancel Period – We will allocate the Initial Purchase Payment in accordance with your most recent allocation Instructions.

Minimum Investment Option Value – We reserve the right to require that, as a result of any allocation to an Investment Option, any Transfer, or any Withdrawal, the remaining Account Value in any Investment Option must be at least equal to the Minimum Investment Option Value shown in the Contract Specifications.

We also reserve the right to Transfer any remaining Account Value that does not meet such minimum amount to your other Investment Options on a pro-rata basis relative to your most recent allocation Instructions.

VARIABLE INVESTMENT OPTION PROVISIONS

Variable Investment Options – The Variable Investment Options consist of Subaccounts of the Separate Account. The available Subaccounts as of the Contract Date are shown in the Contract Specifications.

Separate Account – We established the Separate Account under the laws of the state of California. The Separate Account is maintained under the laws of our state of domicile. Any income, gains or losses (whether or not realized) from the assets of each Variable Account are credited or charged against such Variable Account without regard to our other income, gains or losses. Assets may be put in our Separate Account to support this Contract and other variable annuity Contracts. Assets may be put in our Separate Account for other purposes, but not to support Contracts other than variable annuity Contracts. The assets of our Separate Account are our property. The portion of the Separate Account assets equal to the reserves and other Contract liabilities with respect to each Variable Account will not be chargeable with liabilities arising out of any other business we conduct. We may transfer assets of a Separate Account in excess of the reserves and other liabilities with respect to its Variable Accounts to another Separate Account or to our General Account. All obligations arising under the Contract are our general corporate obligations. We do not hold ourselves out to be trustees of the Separate Account assets.

We reserve the right, subject to compliance with the law then in effect, and after any required regulatory approval, to:

•	Cease offering any Subaccount;
•	Add or change designated investment companies or their portfolios, or other investment vehicles;
•	Add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account or any Variable Account;
•	Permit conversion or exchanges between portfolios and/or classes of contracts based on the Owners' Requests;

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•	Add, remove or combine Variable Accounts;
•	Combine the assets of any Variable Account with any of our other Separate Accounts or of any of our affiliates;
•	Register or deregister Separate Account A or any Variable Account under the 1940 Act;
•	Operate any Variable Account as a managed investment company under the 1940 Act, or any other form permitted by law;
•	Run any Variable Account under the direction of a committee, board, or other group;
•	Restrict or eliminate any voting rights of Owners with respect to any Variable Account or other persons who have voting rights as to any Variable Account;
•	Make any changes required by the 1940 Act or other federal securities laws;
•	Make any changes necessary to maintain the status of the Contracts as annuities under the Code;
•	Make other changes required under federal or state law relating to annuities;
•	Suspend or discontinue sale of the Contracts; and
•	Comply with applicable law.

If any of these changes result in a material change in the underlying investments of a Variable Account, we will notify you.

We will not change the investment policy of the Separate Account without following the filing and other procedures of the insurance supervisory official of our state of domicile and the filing and other procedures established by insurance regulators of the state of delivery. Unless required by law or regulation, an investment policy may not be changed without our consent.

We may make other Investment Options available to you in the future. Any new Investment Option may invest in portfolios of the designated investment company, other designated investment companies or their portfolios, or in other investment vehicles. New Investment Options will be made available to existing Owners at our discretion. We will provide you with written notice of all material details, including investment objectives and charges. We will comply with the filing procedures established by the IIPRC.

CONTRACT VALUE PROVISIONS

Contract Value – As of the end of any Business Day, the sum of the Account Values. We generally determine values on each day that the New York Stock Exchange is open, provided our administrative offices are also open on that day.

Variable Account Value – The Variable Account Value on any Business Day is the sum of the Subaccount Values on that day.

Subaccount Value – Each Subaccount Value on any Business Day is equal to the number of Subaccount Units in that Subaccount multiplied by the Unit Value of the Subaccount on that day.

We credit the Subaccount with Subaccount Units as a result of any:

•	Purchase Payments received by us, reduced by any applicable Premium Taxes and/or other taxes, and allocated to that Subaccount;
•	Transfers to that Subaccount, including Transfers from the loan account (if applicable); and
•	additional amounts allocated to that Subaccount.

We debit the Subaccount with Subaccount Units as a result of any:

•	Transfers from that Subaccount, including Transfers to the loan account (if applicable);
•	Withdrawals, including Advisory Fee Withdrawals;
•	amounts applied to provide for annuity payments;
•	annual charges for expenses relating to Riders attached to the Contract; and
•	charges for Premium Taxes and/or other taxes.

The number of Subaccount Units we credit to, or debit from, a Subaccount in connection with a transaction is equal to the amount of the transaction applicable to that Subaccount divided by that Subaccount's Unit Value at the end of the valuation period that includes that day. The number of Subaccount Units in a

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Subaccount will change only if we credit or debit Subaccount Units for the transactions specified above. The number of Subaccount Units will not change because of subsequent changes in the Subaccount Unit Value.

Subaccount Unit Value – The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each subsequent Business Day, the Unit Value for each Subaccount is equal to (Y) times (Z), where:

(Y)	is the Unit Value for that Subaccount as of the end of the prior Business Day; and

(Z)	is the Net Investment Factor for that Subaccount for the period (a "valuation period") between the prior Business Day and that Business Day.

Net Investment Factor – Each Subaccount's Net Investment Factor for any valuation period is equal to (A ÷ B) -C, where:

(A)	equals:

(a)	the net asset value per share of the corresponding portfolio shares held by the Subaccount as of the end of that valuation period; plus

(b)	the per share amount of any dividend or capital gain distributions made during that valuation period on the portfolio shares held by the Subaccount; plus or minus

(c)	any per share charge or credit for any income taxes, other taxes, or amounts set aside during that valuation period as a reserve for any income and/or any other taxes for which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Purchase Payments;

(B)	is the net asset value per share of the portfolio shares held by the Subaccount as of the end of the prior valuation period; and

(C)	is a factor that we assess against the Subaccount’s net assets for each calendar day in the valuation period for the Mortality and Expense Risk Charge plus the Administrative Fee and, each described below.

CHARGES, FEES AND DEDUCTIONS PROVISIONS

Administrative Fee – We charge this fee against the assets held in the Variable Investment Option(s). This fee is assessed daily at the annual rate. This fee is guaranteed not to increase and is shown in the Contract Specifications.

Mortality and Expense Risk Charge (“Risk Charge”) – We impose a Risk Charge against the assets held in the Variable Investment Option(s). This charge is assessed daily at the annual rate shown in the Contract Specifications. We assume that mortality and expenses will vary from our original assumptions. The Risk Charge compensates us for the risks we assume. This charge is guaranteed not to increase. If we offer reduction of Risk Charges, it will be shown in the Contract Specifications. If the Contract Value on the later of the Contract Date or the most recent quarterly Contract Anniversary is within the applicable Contract Value range the Risk Charge will be reduced, and you will receive the percentage indicated in the Contract Specifications for the upcoming contract quarter. If the Contract Value subsequently falls below the Contract Value range on any quarterly Contract Anniversary, the base Risk Charge will be restored for the following contract quarter. Reductions of the Risk Charge are not applicable upon annuitization.

Premium Taxes – We will deduct a charge for any taxes we pay that are attributable to Purchase Payments or Withdrawals from the Contract Value. Such taxes may include, but are not limited to: any federal, state or local premium or retaliatory taxes; and any federal, state or local income, excise, business or any other type of tax (or component thereof), measured by or based upon, directly or indirectly, the amount of Purchase Payments we receive from you. We will normally deduct this charge upon annuitization. However,

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we may impose this charge on any Withdrawal, at the time any Death Benefit is paid, when the taxes are incurred or when we pay the taxes. We will base this charge on the Contract Value, the amount of the transaction, the aggregate amount of Purchase Payments we receive under the Contract; or any other amount that, in our sole discretion, we deem appropriately reimburses us for Premium Taxes paid on this Contract.

Other Taxes – We reserve the right to charge the Separate Account and/or deduct from the Contract Value a charge for any federal, state or local taxes we pay that are or become attributable to the Separate Account or Contract, including, but not limited to, income taxes attributable to our operation of the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Purchase Payments or payments we make under this Contract.

TRANSFER PROVISIONS

Transfer(s) – You may, on or before the Annuity Date and subject to the requirements and restrictions described in this section, Transfer all or part of the Contract Value to any available Investment Options, while the Contract is active.

Your Transfer Request must specify:

(a)	the Investment Option (the “source account”) from which the Transfer is to be made. You may choose one or more Investment Options as your source account(s). Your source account may not also be a target account;

(b)	the amount of the Transfer. The amount of the Transfer may be specified as a dollar amount or a percentage of the source Account Value. If you select more than one source account, the amount of the Transfer from each source account must be at least the lesser of either the Minimum Transfer Amount or the full source Account Value; and

(c)	the Investment Option (the “target account”) to receive the transferred amount. You may choose one or more Investment Options as your target account(s). If you select more than one target account, your Request must specify how the transferred amounts are to be allocated among the target accounts. Your source account may not also be a target account.

Transfer Limitations and Restrictions – The following limitations and restrictions apply to Transfers among Investment Options:

(a)	Transfers are allowed thirty (30) days after the Contract Date.

(b)	Transfers are limited to twenty-five (25) Transfers during each Calendar Year. Transfer exceeding the twenty-five (25) limit, will be charged a Transfer Fee (see below Transfer Fee provision). For the purpose of applying this limitation, Transfers that occur on the same day are considered one Transfer and Transfers that occur because of any systematic Transfer option are excluded from the maximum twenty-five (25) Transfers per Calendar Year limitation.

(c)	Transfers to or from an Investment Option cannot be made until the eighth (8th) calendar day (if a Business Day) from the last day of the most recent Transfer to or from that Investment Option. The day of the most recent Transfer is considered as the first (1st) calendar day for purposes of meeting this requirement. Transfers that occur because of any systematic Transfer option are excluded from this requirement.

(d)	If a Transfer reduces the remaining Account Value in any Investment Option immediately after such Transfer to an amount less than the Minimum Investment Option Value, we reserve the right to Transfer such remaining Account Value to your other Investment Options on a pro-rata basis relative to your most recent allocation Instructions.

(e)	We reserve the right to restrict Transfers initiated by an individual or other party authorized to give Transfer Instructions on behalf of multiple Contract Owners. Such restrictions include:

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(i)	not accepting Transfer Instructions from an individual or other authorized entities acting on behalf of more than one Contract Owner; and

(ii)	not accepting preauthorized Transfer forms from an individual or other authorized entities acting on behalf of more than one Contract Owner at a time.

(f)	We reserve the right to modify the limits described in subparagraphs (a) through (e) above or to impose, with thirty (30) days advance written notice, other limitations and restrictions on Transfers or exchanges that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners or to comply with any applicable federal laws, or any other applicable rules and regulations.

Transfer Fee – If you exceed the twenty-five (25) trade limit, we may charge a fee for each additional Transfer. The fee will not be more than the Transfer Fee for Exceeding Trade Limit as shown in the Contract Specifications. We will charge the fee against the Contract Value after the trade is processed.

WITHDRAWAL PROVISIONS

Withdrawals – On or before the Annuity Date, you may, subject to the requirements and restrictions described in this section, withdraw all or a portion of the Contract Value, while the Owner, or Annuitant in the case of a Non-Natural Owner, is living and the Contract is active.

Unless you specify that the Withdrawal be taken from specific Investment Option(s), the Withdrawal will be taken pro-rata from all Investment Options relative to the Account Value in each option.

Advisory Fee Withdrawals – You may authorize your Investment Advisor or Third Party Investment Advisor to withdraw investment advisory fees from your Contract. Advisory Fee Withdrawals on Non-Qualified Contracts will not be considered a taxable Withdrawal, and will not be reported, if it is equal to or less than the Advisory Fee Cap shown in the Contract Specifications. The Advisory Fee Cap is an annual percentage of the Contract Value. If an Advisory Fee Withdrawal exceeds the Advisory Fee Cap, then the excess amount (the “Excess Advisory Fees”) will be considered a taxable Withdrawal on Non-Qualified Contracts. The excess amount withdrawn may also impact Contract benefits and Riders. Advisory Fee Withdrawals from your Contract reduces the Contract Value by the Withdrawal amount.

Minimum Withdrawal Amount – The minimum amounts that may be withdrawn from your Contract are shown in the Contract Specifications. The Minimum Withdrawal Amount does not apply to Advisory Fee Withdrawals. If any Withdrawal reduces the Account Value in any Investment Option to an amount less than the Minimum Investment Option Value, we reserve the right to Transfer the remaining Account Value to your other Investment Options on a pro-rata basis according to your most recent allocation Instructions.

If any Withdrawal reduces the Net Contract Value to an amount less than or equal to the Minimum Contract Value to Avoid Contract Termination shown in the Contract Specifications, we may terminate the Contract and pay you the Withdrawal proceeds (see Full Withdrawal provision). We will not terminate the Contract for this reason if you own an optional guaranteed minimum withdrawal benefit Rider.

Amount Available for Withdrawal – The amount available for Withdrawal is the Net Contract Value as of the end of the Business Day on which the Withdrawal Request is effective, less any applicable:

•	Charges for expenses relating to Riders attached to the Contract; and
•	Charges for Premium Taxes and/or other taxes.

The amount we send you (the "Withdrawal proceeds") will also reflect any required or requested federal and/or state income tax withholding.

Full Withdrawal – You may, on or before the Annuity Date, make a Full Withdrawal under this Contract for its Withdrawal proceeds, while the Owner, or Annuitant in the case of a Non-Natural Owner, is living and the Contract is active. A Full Withdrawal will terminate the Contract and we will have no further obligations under the Contract.

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BENEFICIARY PROVISIONS

Designation of Beneficiary – The person(s) or entity(ies) you name who may receive Death Benefit proceeds, or remaining annuity payments after the Annuity Date, according to the Line of Succession outlined under the Death Benefit Provisions. You may name multiple Beneficiaries who will share the Death Benefit Amount (or any remaining annuity payments). If any Beneficiary pre-deceases the Annuitant or Owner, that Beneficiary's portion will go to the other named Beneficiaries, according to their respective interests, unless otherwise specified by you. If the Beneficiary is a trust, we will neither be responsible for verifying a trustee's right to receive any Death Benefit Amount, nor for how the trustee disposes of any Death Benefit Amount. If we receive proper notice that the trust is not in effect prior to the Death Benefit payment, then the Death Benefit Amount will be paid to the Contingent Beneficiary, if living; if not, to the Owner’s estate.

Change of Beneficiary – You may change Beneficiaries subject to the terms of any Assignment, at any time prior to the death of the Annuitant or Owner, by submitting a Request to us. Qualified Contracts may have additional restrictions on naming and changing Beneficiaries. Unless otherwise specified by you, any Beneficiary change will take effect on the date the change Request is signed by you, subject to any payments made or actions taken by us prior to receipt of the notice.

DEATH BENEFIT PROVISIONS

DEATH OF FIRST OWNER (OR FIRST ANNUITANT IF NON-NATURAL OWNER) BEFORE THE ANNUITY DATE

Death Benefit Amount – The Death Benefit Amount as of any Business Day prior to the Annuity Date is equal to the Contract Value as of that day.

Death Benefit – A Death Benefit will be payable as described below if the first Owner (or first Annuitant in the case of a Non-Natural Owner) dies while this Contract is active.

The Death Benefit proceeds will be calculated as of the Notice Date and will equal the Death Benefit Amount reduced by any contract debt (if applicable), charges for Premium Taxes and/or other taxes, if proceeds are used to purchase an Annuity Option from us.

These proceeds may be payable in a lump sum, as Periodic Payments under an Annuity Option available, or in accordance with the Code (see Death of Owner Distribution Rules Before the Annuity Date provision).

Line of Succession – We will pay the Death Benefit proceeds to the first among the following who is (1) living; or (2) an entity entitled to receive such proceeds:

(a)	The Owner;
(b)	The Joint Owner;
(c)	The Beneficiary; or
(d)	The Contingent Beneficiary.

If none are living (or if there is no entity entitled to receive the Death Benefit proceeds) on the date of the death, we will pay the proceeds to the Owner’s estate.

If the Joint Owner is living at the time of the Owner’s death but dies prior to the claim being paid, the proceeds will be paid to the Beneficiary.

If the Beneficiary and Contingent Beneficiary pre-decease the Owner, the proceeds will be paid to the Owner’s estate.

If the Beneficiary or Contingent Beneficiary is living at the time of the Owner’s death but dies prior to the claim being paid, the proceeds will be paid to the Beneficiary or Contingent Beneficiary’s estate.

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If there are multiple Beneficiaries, the Death Benefit Amount will be calculated when we receive Proof of Death and Instructions, in Good Order, from any Beneficiary. Any Death Benefit Amount remaining to be paid to any other Beneficiary will fluctuate with the performance of the underlying Investment Options.

Death of Annuitant – If an Annuitant who is not the Owner dies and there is a surviving Joint or Contingent Annuitant, the surviving Annuitant becomes the sole Annuitant. If there is no surviving Joint or Contingent Annuitant, the youngest Owner becomes the Annuitant, provided the Owner is a natural Owner.

DEATH OF OWNER DISTRIBUTION RULES BEFORE THE ANNUITY DATE

The following rules determine when a distribution must be made under this Contract. These rules do not affect our determination of the Death Benefit Amount payable or distribution proceeds. If there is more than one Owner, these rules apply on the date the first of these Joint Owners die.

If any Owner dies, the designated recipient may elect to receive the Death Benefit proceeds:

•	In a lump sum payment;
•	Within five (5) years following the Owner’s death; or
•	In the form of an annuity for life or over a period that does not exceed the life expectancy of the designated recipient, with annuity payments starting within one (1) year after the Owner’s death.

Unless otherwise required by law, an election to receive an annuity must be made within required time frames, or the payment will be made as a lump sum.

For Non-Qualified, Traditional IRA and Roth IRA Contracts, the Owner may designate that the Beneficiary is to receive the Death Benefit proceeds either through a lump sum, an annuity for life or over a period that does not exceed the life expectancy of the Beneficiary. Options for Qualified Contracts may differ based on tax laws for different types of Beneficiaries. The Instructions must be received by us and may only be changed by the Owner. Upon death of the Owner, the Beneficiary cannot change the Owner’s Instructions regarding the Death Benefit proceeds.

This Contract incorporates all applicable provisions of Code Section 72(s) and any successor provision to qualify this Contract as an annuity contract for federal income tax purposes, including the requirement that, if the Owner dies before the Annuity Date, any Death Benefit proceeds under this Contract shall be distributed within five (5) years of the Owner’s death (or such other period that we offer and that is permitted under the Code).

These Death of Owner Distribution Rules Before the Annuity Date do not apply to Qualified Contracts issued under Qualified Plans as defined in Section 401, 403, 408, 408A, or 457 of the Code or to an annuity that is a qualified funding asset as defined in Code Section 130(d) (but without regard to whether there is a qualified Assignment).

SPOUSAL CONTINUATION

On the Notice Date, if the Spouse of the deceased Owner is the sole surviving Beneficiary, or is the sole surviving Joint Owner, and has an unrestricted right to receive the Death Benefit proceeds in a lump sum, the Spouse may choose to continue this Contract as the Owner when we receive Instructions prior to the maximum time limit under state unclaimed property guidelines. Spousal Continuation is unavailable if the deceased Owner’s Contract is an inherited Contract.

DEATH ON OR AFTER THE ANNUITY DATE

Death of Owner – If any Owner who is not the Annuitant dies and there are remaining annuity payments, payments will continue, and the Owner’s Contract rights will transfer per the Line of Succession provision.

Death of Annuitant – If the Annuitant dies and a joint Annuity Option was selected, the annuitization payments will be based on the life of the Joint Annuitant. If a Period Certain Annuitization Option was chosen and the Annuitant dies before the guaranteed annuitization payments are completed, we will pay the remainder of the guaranteed payments per the Line of Succession provision. If Life with Period Certain Annuity Option was chosen, after the guaranteed payments under the Period Certain have been paid, payments will stop when the Annuitant dies. If Life with Cash Refund Option was chosen and the total

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amount of annuity payments is less than the amount annuitized, a lump sum amount (equal to the amount annuitized less total annuity payments paid) will be paid. If Life with Installment Refund Option was chosen and the total amount of annuity payments is less than the amount annuitized, annuity payments will continue to be paid until the total amount of all annuity payments equals the amount annuitized.

Interest on Death Benefit Amount – Payment of the Death Benefit amount will be made within eight (8) days following the date we receive Proof of Death. Interest will be paid on the Death Benefit Amount as described below:

•	Interest shall accrue at the rate determined for this contract from the eighth (8th) day following the date that due Proof of Death and Instructions regarding payment of the Death Benefit proceeds are received in a form satisfactory to us through the payment date.
•	If the Death Benefit Amount is delayed thirty-one (31) calendar days or more once we receive Proof of Death and Instructions regarding payment of the Death Benefit proceeds in a form satisfactory to us, additional interest of 10% annually will be paid starting with the thirty first (31st) calendar day through the payment date.

ANNUITY PROVISIONS

Date Annuity Payments Begin – Annuity payments begin on the Annuity Date, if the Annuitant is living and the Contract is active. Once annuity payments begin, no changes can be made to the Annuity Option, no Subsequent Purchase Payments will be accepted, and no Withdrawals will be allowed.

Annuitant Requirements and Changes – The following apply:

•	All Annuitants must not exceed the Maximum Issue Age as of the Contract Date. The Maximum Issue Age is based on the age of the oldest Annuitant.
•	You may not change the primary or Joint Annuitant.
•	If the Contract is owned by a Non-Natural Owner, you may not have a Contingent Annuitant.
•	You may add or change the Contingent Annuitant prior to the Annuity Date if the Contingent Annuitant is not the sole surviving Annuitant.
•	You may add a Joint Annuitant on the Annuity Date.

Minimum Amount – On the Annuity Date, if the Net Contract Value is less than the Minimum Annuitization Amount, the entire amount will be distributed in one lump sum. Regardless of the annuity payments frequency selected, the Minimum Annuity Payment Amount must be met. We reserve the right to reduce the frequency of payments or the Period Certain if the initial annuity payment is less than the Minimum Annuity Payment Amount. We reserve the right to pay the amount in a lump sum Withdrawal if no annuity benefit equals or exceeds the Minimum Annuity Payment Amount.

Annuity Date – Unless otherwise changed as provided below, the Annuity Date is shown in the Contract Specifications. We assigned the Annuity Date based on the Contract type chosen and the Annuitant’s Age. If there are Joint Annuitants, the Annuity Date is based on the younger Annuitant’s birthday.

The Annuity Date may be changed by providing proper notice to us at least ten (10) Business Days prior to the current or new Annuity Date, whichever is earlier. The new Annuity Date must be after the first Contract Anniversary and on or before the day the younger Annuitant reaches the Maximum Annuitization Age, or earlier as required by any applicable federal law or the Code. You may be subject to additional restrictions under your Qualified Plan. You should consult with your Qualified Plan administrator before you elect an Annuity Date.

Default Annuity Option – If you have a Non-Qualified Contract and you do not choose an Annuity Date, it will be your Annuitant’s Maximum Annuitization Age or your younger Joint Annuitant’s Maximum Annuitization Age, whichever applies. If you have a Qualified Contract and you do not choose an Annuity Date, it will be your Annuitant’s Maximum Annuitization Age. However, some states’ laws or federal laws may require a different Annuity Date. Certain Qualified Contracts may require distributions at an earlier Age.

If you have not selected an Annuity Option at your Annuity Date, your Net Contract Value, less charges for Premium Taxes and/or other taxes, will be variably annuitized per the following:

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•	Non-Qualified Contract – Your Annuity Option will be Life with a ten (10) year Period Certain.
•	Qualified Contract – Your Annuity Option will be Life with five (5) year Period Certain, or a shorter Period Certain as may be required by federal regulation. If you are married, different requirements may apply. Please contact your plan administrator for further information, if applicable.

Application of Contract Value – Prior to the Annuity Date, you may elect to convert all or part of the Net Contract Value, less any charge for Premium Taxes and/or other taxes, to any currently offered Annuity Option. The aggregate net amount you convert must be no less than the Minimum Annuitization Amount; otherwise, we reserve the right to terminate this Contract and pay a single amount equal to the Withdrawal proceeds as determined under the Full Withdrawal provision.

If available, you may have the option to convert only a portion of the Net Contract Value on the Annuity Date. If you choose to convert you may, elect not to have the remainder of the Net Contract Value distributed, but instead to continue the Contract with that remaining Contract Value. Converting only a portion of the Net Contract Value may or may not be available, or may be available only for certain types of Contracts. If this option is available and you elect it, you would choose a second Annuity Date for such Contract Value. All references in this Contract to the Annuity Start Date (or Annuity Date) would, with regard to such Contract Value, be deemed to refer to that second Annuity Date. The second Annuity Date may not be after the Annuitant’s Maximum Annuitization Age. You should consult with your tax adviser for more information if you desire this option.

Fixed and Variable Annuities – You may choose a fixed annuity (with fixed-dollar payments), a variable annuity (with variable-dollar payments), or you may choose a combination of both. If you select a variable annuity, you may choose any Subaccounts for the annuity. If you select a variable annuity, on the Annuity Date, we will convert that portion of the Net Contract Value as it is currently allocated among the Subaccount(s). We will apply the net amount you convert to a fixed annuity and/or a variable annuity (and in this instance, to each Subaccount), based on the relative Account Value in each Investment Option on the Annuity Date. Any net amount you convert to a fixed annuity will be held in our General Account.

Each Periodic Payment under the fixed annuity will be equal to the amount of the first fixed annuity payment (unless you elect a Joint and Survivor Life Annuity Option with reduced survivor payments). The Basis for Fixed Annuity Payments is shown in the Contract Specifications. The amount of each variable annuity Periodic Payment will vary with the investment results of the Subaccount(s) you select. After the Annuity Date, you may exchange the Annuity Units in any Subaccount(s) for Annuity Units in any other Subaccount(s) up to four (4) times in any twelve (12) month period. We reserve the right to limit the Subaccounts available, to change the number and frequency of exchanges and to change the number of Subaccounts you may choose.

Amount of Payments – The first annuity payment amount depends on the Annuity Option, payment frequency, and whether you select a fixed annuity and/or a variable annuity. If you do not choose the Period Certain Only Option, the amount will depend on the Age of the Annuitant(s), the Annuity Date, and the sex of the Annuitant(s), unless unisex factors apply.

Conversion to Current Rates – Annuity payments will be based on the greater of:

•	Our current income factors in effect for this Contract on the Annuity Date; or
•	Our guaranteed income factors set forth in this Contract.

The dollar amount of any annuity payments after the first payment is specified during the annuity payment period according to the provisions of the elected Annuity Option.

Variable Annuity Payments – Subaccount Annuity Units – For each Subaccount, we divide the amount of the initial Variable Annuity Payment from each Subaccount by the Annuity Unit Value for that Subaccount (the “Annuity Unit Value”) on the Annuity Date, to obtain the number of Annuity Units for that Subaccount. The number of Annuity Units in each Subaccount will not change unless exchanges of Annuity Units are made (or if the Joint and Survivor Annuity Option is elected and the primary Annuitant dies first), but the Annuity Unit Value of those Annuity Units will vary.

If you select Variable Annuity Payments, we will continue to assess fees and charges applicable to your contract including the Mortality and Expense Risk Charge, and the Administrative Fee.

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Subsequent Variable Payments – The amount of each Subsequent Variable Annuity Payment will be the sum of the amounts payable based on the Annuity Units in each Subaccount. To determine the amount payable for each Subaccount, we multiply the number of Annuity Units in that Subaccount by their Annuity Unit Value on the day in each payment period that corresponds to the Annuity Date.

The smallest gross annual rate of return needed for the dollar amount of the Variable Annuity Payments to not decrease is equal to the sum of the assumed investment return (AIR) shown in the Contract Specifications and all product fees and charges. The fees and charges would include the Mortality and Expense Risk Charge, and the Administrative Fee, as well as the fund level expenses.

Annuity Unit Value – The initial Annuity Unit Value for each Subaccount was arbitrarily set at $10 on the Business Day the Subaccount began operations. At the end of each subsequent Business Day, the Annuity Unit Value for each Subaccount is equal to (A x B) x C, where:

A - Is the Subaccount’s Annuity Unit Value for that Subaccount as of the end of the prior Business Day;

B - Is the Net Investment Factor for that Subaccount for that valuation period; and

C - Is an interest factor to offset the effect of the assumed investment return which is built into the Annuity Option Tables.

We generally calculate the Annuity Unit Value of each Subaccount on each day the New York Stock Exchange is open.

We guarantee that the amount of each subsequent annuity payment will not be affected by variations in our expenses or in mortality experience.

Periodic Payments – The first payment under the Annuity Options will be determined on the Annuity Date and will be made on the day following the Annuity Date.

Beneficiary Annuity Option – For a Beneficiary selecting an Annuity Option, the first payment will be on the first day of the calendar month, or earlier at our option, following the day we receive due proof of the death and Instructions regarding payment, (called the “Payment Start Date”), and any other required documentation. Subsequent annuity payments will be determined on the day in each payment period that corresponds to the Payment Start Date and will be made on the following day.

ANNUITY OPTION PROVISIONS

Life Only – Periodic annuitization payments are made during the Annuitant’s life.

Life with Period Certain (Single or Joint) – Periodic annuitization payments are made for the greater of the Annuitant’s life and the specified period.*

Life with Cash Refund (Single or Joint) – Only available for Fixed Annuity Payments. Periodic annuitization payments are made during the Annuitant’s (both Primary and Joint Annuitants for Joint) life. When the Annuitant (both Primary and Joint Annuitants for Joint) dies, if the total amount of annuity payments made, is less than the amount annuitized, a lump sum of the difference between the amount annuitized and the amount paid out will be the Death Benefit paid to the designated recipient(s).

Life with Installment Refund (Single or Joint) – Only available for Fixed Annuity Payments. Periodic annuitization payments are made during the Annuitant’s (both Primary and Joint Annuitants for Joint) life. When the Annuitant (both Primary and Joint Annuitants for Joint) dies, if the total amount of annuity payments made, is less than the amount annuitized, annuity payments will continue to be paid to the designated recipient(s) until the total amount of all annuity payments equals the amount annuitized.

Joint and Survivor Life – Periodic annuitization payments are made for the greater of the primary and the secondary Annuitant’s life. Payments made based on the life of the secondary Annuitant may be elected in installments equal to 50%, 66 2/3% or 100% of the original payment amount payable during the life of the

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primary Annuitant. Variable Annuity Payments will be determined using 50% or 66-2/3%, as applicable, of the number of Annuity Units for each Subaccount credited to the Contract. This option may be restricted for certain Qualified Contracts or Qualified Plans.

Period Certain Only – Periodic annuitization payments are made for the specified period.*

Commutation Option – Only available for Variable Annuity Payments on Non-Qualified Contracts with a Period Certain Option. All remaining guaranteed annuitization payments may be redeemed after the Annuity Date. The amount available at redemption would be the present value of any remaining guaranteed payments at the assumed investment return.

* You may choose to have annuitization payments guaranteed for a specified period of typically five (5) through thirty (30) years, subject to Annuity Option chosen. For Qualified Contracts, the period chosen cannot exceed the Annuitant’s life expectancy and/or a period certain not to exceed 10 years and this option may be restricted for certain Qualified Contracts or Qualified Plans.

All Annuity Options may not be available. Additional or alternative versions of the Annuity Options may become available in the future.

ANNUITY OPTION TABLES

Applicability of Rates – For the fixed Annuity Option, the Annuity Option Tables contained in the Contract Specifications illustrate the minimum guaranteed monthly income purchased per $1,000 of the net amount applied.

The tables also illustrate the minimum rates for the first monthly Variable Annuity Payment per $1,000 of the net amount applied to the Variable Annuity Payment option. Subsequent payments may be higher or lower than the first payment, based on the investment performance of the Subaccount(s) you elect and whether you exchange Subaccount Annuity Units.

For some Qualified Plans and in some states, the use of sex-distinct income factors is prohibited. For those Qualified Plans, we use blended unisex income factors for Life Annuity Options for all Annuitants.

Rates Not Shown – Any rates and/or Ages not shown in the tables contained in the Contract Specifications will be provided by the Company upon request.

Annuity benefits will not be less than those that would have been provided by the Application of an amount to purchase any single premium immediate annuity offered by us at the time annuity payments commence to the same class of Annuitants.

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Pacific Life Insurance Company ● [700 Newport Center Drive ● Newport Beach, CA 92660]

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

Investment Experience Reflected in Benefits

Variable Accumulation Before Annuity Date

Annuities Payable in Fixed and/or Variable Dollar Amounts

Death Benefit Proceeds Payable Before Annuity Date

Non-Participating